Exhibit 99.7

Intended Retirement of Independent Non-executive Director

Hong Kong, Shanghai & Florham Park, NJ  — Tuesday, April 11, 2023: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM, HKEX:13) today announces that Dr Karen Jean Ferrante has informed the Company that she would retire from the Board at the forthcoming annual general meeting of the Company to be held on May 12, 2023 (“AGM”), and that she would not be seeking re-election at the AGM so that she could devote more time to her personal engagements.  Dr Ferrante will therefore cease to be an Independent Non-executive Director of the Company at the conclusion of the AGM.  Upon her retirement as a Director, Dr Ferrante will also cease to be chairman of the Technical Committee and member of the Audit Committee of the Company.

The Board has resolved that Professor Mok Shu Kam, Tony will be appointed as chairman of the Technical Committee of the Company following the retirement of Dr Ferrante at the conclusion of the AGM, subject to Professor Mok being re-elected as a Director by the shareholders at the AGM. Professor Mok has been a member of the Technical Committee since 2017.

Mr Simon To, Chairman of HUTCHMED said “Since 2017, Dr Ferrante has contributed her substantial experience, knowledge and leadership in oncology drug development to HUTCHMED, as chairman of the Technical Committee, as a member of the Audit Committee, and more generally as an Independent Non-executive Director. With her involvement, the Board has guided HUTCHMED as it has transformed from an early-stage drug research and development company in China into a fully-integrated biopharma that now manufactures, markets and sells three of our novel oncology medicines, and having managed several global clinical trials. On behalf of the Board of Directors and the senior management, we would like to express our gratitude and appreciation for Dr Ferrante’s contributions to the Company over the past six years, and we wish her all the best for her future endeavors.”

Mr To continued, “I also congratulate Professor Mok on his appointment as chairman of the Technical Committee of the Company, which will continue to benefit from his over three decades of experience in clinical oncology contributing to cancer research worldwide.”

Further announcement will be made in relation to appointment of member to the Audit Committee as and when appropriate, in compliance with applicable rules and requirements.

Pursuant to the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Dr Ferrante has confirmed that she has no disagreement with the Board and that there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with her retirement from the Board.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not eﬀective in their respective positions, the diﬀiculty in locating and recruiting suitable candidates for its board of directors and the management diﬀiculties which may arise from changes in HUTCHMED’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AІM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306 4490

Media Enquiries
Americas – Brad Miles, Solebury Strategic Communications	+1 (917) 570 7340 (Mobile) bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon	+44 (20) 7886 2500